

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 7, 2018

Inderpreet Singh Wadhwa
Chairman of the Board of Directors and Chief Executive Officer
Azure Power Global Limited
3rd Floor, Asset 301-304 and 307
Worldmark 3, Aerocity, New Delhi 110037, India

>   **Re: Azure Power Global Limited**
>   **Registration Statement on Form F-3**
>   **Filed August 31, 2018**
>   **File No. 333-227164**

Dear Mr. Wadhwa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products